AA
3/11/2003

OM

03014641

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
FEB 2 7 2003
165

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 40696 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST AMERICAN MUNICIPALS INC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

606 CORPORATE DRIVE
(No. and Street)

LANGHORNE (City) PA (State) 19047 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICIA K. POPRIK 215 504 9300
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MANTAS, OHLIGER McGARY + QUINN
(Name – *if individual, state last, first, middle name*)

660 AMERICAN AVE SUITE 101 (Address) KING OF PRUSSIA (City) PA (State) 19406 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, PATRICIA K. POPRIK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST AMERICAN MUNICIPALS INC, as of 12/31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Patricia K. Poprik
Signature

PRESIDENT
Title

Patricia A Walker
Notary Public

Notarial Seal
Patricia A. Walker, Notary Public
Middletown Twp., Bucks County
My Commission Expires June 27, 2005

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST AMERICAN MUNICIPALS, INC.

YEAR ENDED DECEMBER 31, 2002

FIRST AMERICAN MUNICIPALS, INC.
YEAR ENDED DECEMBER 31, 2002

CONTENTS

MANTAS, OHLIGER, MCGARY & QUINN, P.C.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
First American Municipals, Inc.
Langhorne, Pennsylvania

We have audited the accompanying balance sheet of First American Municipals, Inc. as of December 31, 2002 and the related statements of income, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First American Municipals, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mantas, Ohliger, McGary + Quinn, P.C.

January 17, 2003

660 American Avenue • Suite 101 • King of Prussia, Pennsylvania 19406
Office (610) 337-8811 • Fax (610) 337-8816

FIRST AMERICAN MUNICIPALS, INC.
BALANCE SHEET
DECEMBER 31, 2002

## ASSETS

| | |
|---|---|
| Cash | $ 543,566 |
| Deposits with clearing organization | 50,029 |
| Accounts receivable | 9,227 |
| Furniture and equipment, net of accumulated depreciation of $31,591 | 5,059 |
| Other assets | 9,201 |
| | $ 617,082 |

## LIABILITIES AND SHAREHOLDERS' EQUITY

| | |
|---|---|
| Liabilities, accounts payable and accrued expenses | $ 142,740 |
| Shareholders' equity: | |
| Common stock, $1 par; authorized 1,000 shares; issued 200 shares; outstanding 151 shares | 200 |
| Additional paid-in capital | 119,360 |
| Retained earnings | 432,840 |
| | 552,400 |
| Less common stock held in treasury, 49 shares, at cost | (78,058) |
| | 474,342 |
| | $ 617,082 |

The accompanying notes are an integral part of these financial statements.

# FIRST AMERICAN MUNICIPALS, INC.
## STATEMENT OF INCOME
## YEAR ENDED DECEMBER 31, 2002

| | |
|---|---|
| Revenues: | |
| Trading/selling group | $ 778,219 |
| Management fees | 262,397 |
| Financial advisory fees | 246,990 |
| Interest | 7,098 |
| | 1,294,704 |
| Expenses: | |
| Employee compensation and benefits | 858,751 |
| Clearing and regulatory fees | 27,274 |
| Contributions | 22,005 |
| Depreciation | 1,735 |
| Dues and subscriptions | 22,211 |
| Insurance | 59,091 |
| Office supplies and expense | 23,029 |
| Professional fees | 9,450 |
| Rent | 39,972 |
| Telephone | 16,819 |
| Travel and entertainment | 33,408 |
| Underwriting | 15,140 |
| Utilities | 1,818 |
| | 1,130,703 |
| Income before state and city income taxes | 164,001 |
| State and city income taxes | 14,480 |
| Net income | $ 149,521 |

The accompanying notes are an integral part of these financial statements.

FIRST AMERICAN MUNICIPALS, INC.
STATEMENT OF SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

| | Common stock | | Additional | Retained | Treasury |
|---|---|---|---|---|---|
| | Shares | Amount | paid-in capital | earnings | stock |
| Balance, January 1, 2002 | 200 | $ 200 | $ 119,360 | $ 283,319 | $ (78,058) |
| Net income | | | | 149,521 | |
| Balance, December 31, 2002 | 200 | $ 200 | $ 119,360 | $ 432,840 | $ (78,058) |

The accompanying notes are an integral part of these financial statements.

# FIRST AMERICAN MUNICIPALS, INC.
# STATEMENT OF CASH FLOWS
# YEAR ENDED DECEMBER 31, 2002

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 149,521 |
| Adjustments to reconcile net income to net cash used in operating activities: | |
| Depreciation | 1,735 |
| Change in operating assets and liabilities: | |
| (Increase) decrease in: | |
| Deposits with clearing organization | 3,121 |
| Accounts receivable | (5,727) |
| Increase (decrease) in: | |
| Accounts payable and accrued expenses | 5,473 |
| Due to broker | (166,762) |
| Net cash used in operating activities | (12,639) |
| Net cash used in investing activities, purchases of property and equipment | (6,071) |
| Net decrease in cash | (18,710) |
| Cash, beginning | 562,276 |
| Cash, ending | $ 543,566 |
| Supplemental disclosure of cash flow information, cash paid during the year for income taxes | $ 25,237 |

The accompanying notes are an integral part of these financial statements.

1. Description of the business and summary of significant accounting policies:

Description of the business:

First American Municipals, Inc. (the "Company") is incorporated under the laws of the Commonwealth of Pennsylvania to conduct business as a broker dealer of municipal securities and a provider of a full range of investment banking, financial and investment advisory services.

Summary of significant accounting policies:

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and equipment and depreciation:

Furniture and equipment are stated at cost. The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets using the straight-line method.

Income taxes:

The shareholders have elected to be taxed under the "S" corporation provisions of the Internal Revenue Code. Accordingly, no provision for federal income taxes has been made. The shareholders include corporate income on their personal federal income tax returns. Provision for state and city income taxes has been made to the extent applicable states and cities do not recognize "S" corporation status or the shareholders have not elected "S" corporation status.

2. Pension plan:

The Company maintains a simplified employee pension plan covering substantially all employees who have completed three years of service with the Company. Contributions are made at the discretion of the Board of Directors and are limited to a maximum of 25% of eligible compensation. Pension plan expense was $127,340 in 2002.

3. Commitments:

The Company leases office space in Langhorne, Pennsylvania under an operating lease agreement which expires in 2003. The Company also leases office space in New York.

The New York lease is a noncancelable operating lease with a term of five years which expires in 2007. In addition to base rent, the Company will pay its pro-rata share of real estate taxes and assessments and sewer and water rents to the extent such taxes, assessments and rents exceed the base year amount.

Future minimum lease payments under these leases are:

| Year ended December 31, | Amount |
|---|---|
| 2003 | $ 31,500 |
| 2004 | 27,600 |
| 2005 | 27,600 |
| 2006 | 27,600 |
| 2007 | 4,600 |
| | $ 118,900 |

Rent expense for all operating leases was $39,972 in 2002.

4. Credit risk:

The Company places its cash with high quality financial institutions. As of December 31, 2002, the Company had $339,759 in a business checking account in one bank, and $203,807 in a money market account in a second bank.

5. Net capital:

Pursuant to the net capital requirement provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company, upon approval by various regulatory agencies, will be required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company had net capital of $455,005. Minimum net capital as required by Rule 15c3-1 was $100,000 at December 31, 2002.

The Company's ratio of aggregate indebtedness to net capital was .31 to 1 at December 31, 2002.

6. Exemption:

Pursuant to the reserve requirement provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, First American Municipals, Inc. claims exemption (k)(2)(ii).

FIRST AMERICAN MUNICIPALS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

| | |
|---|---|
| Net capital: | |
| Total shareholders' equity | $ 474,342 |
| Total shareholders' equity qualified for net capital | 474,342 |
| Less: | |
| Deductions and/or charges: | |
| Furniture and equipment, net | 5,059 |
| Other assets | 9,201 |
| Net capital before haircuts | 460,082 |
| Haircuts | (5,077) |
| Net capital | $ 455,005 |
| Aggregate indebtedness: | |
| Items included on balance sheet: | |
| Accounts payable and accrued expenses | $ 142,740 |
| Total aggregate indebtedness | $ 142,740 |
| Computation of basic net capital requirements: | |
| Minimum net capital required | $ 100,000 |
| Excess net capital | $ 355,005 |
| Excess net capital at 1,500% | $ 445,489 |
| Excess net capital at 1,000% | $ 440,731 |
| Ratio: aggregate indebtedness to net capital | .31:1 |

Reconciliation with Company's computation (included in Part II of Form X17a-5 as of December 31, 2002):

There are no differences between the Company's computation of net capital under Rule 15c3-1 included in its unaudited FOCUS report as of December 31, 2002 and the computation made above.